BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.

Suite 3100, Bow Valley Square II

205 - 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Tel: (403) 262-1838

Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on July 22, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on July 29, 2003.

Item 4 - Summary of Material Change

Birch has received a formal Request For Information ("RFI") from a major oil sands mining company regarding a long-term supply of quicklime for its recently announced emission reduction program.

The Corporation intends to extend the expiry date of certain common share purchase warrants.

Full Description of Material Changes

Birch has received a formal Request For Information ("RFI") from a major oil sands mining company regarding a long-term supply of quicklime for its recently announced emission reduction program. The technology adopted uses high quality quicklime to remove sulphur dioxide and other contaminants from atmospheric emissions. The RFI includes a comprehensive set of proposed terms and conditions for a long-term quicklime supply contract.

The RFI was received following a presentation by Birch Mountain on the results of the past winter's limestone evaluation program. Because the primary application of quicklime in the oil sands industry is for improved environmental performance in water and air treatment, a local supply of quicklime will contribute to the sustainable growth of the oil sands industry and expand the economic opportunities for local and aboriginal businesses in the region.

Birch Mountain will respond quickly to the RFI and pursue negotiations to secure a contract. The Corporation will accelerate its efforts to evaluate the regional market for quicklime and to secure additional contracts. As the oil sands industry continues to expand in the Cold Lake to Fort McMurray region, the Corporation anticipates parallel growth in the northern Alberta quicklime market.

A recently issued survey conducted by the Athabasca Regional Issues Working Group, which involves both industry and government representatives, indicates that aggregate from conventional sources in the region is in short supply. Data contained in the report shows that there is less than five years supply of road quality aggregate in the Fort McMurray region at the current demand level of 6.8 million cubic metres per year (10.9 million tonnes/year). Birch Mountain is on track to file an application and an environmental impact assessment later this year for approval to open the previously announced limestone quarry for aggregate production in 2004.

Birch Mountain is in the process of evaluating financing options for the quicklime and aggregate projects including discussions with potential partners. The Corporation plans to retain an investment advisor to assist with the evaluation of offers and to develop and implement financing options to maximize shareholder value.

The Corporation intends to extend the expiry date of the following warrants: 881,652 warrants which were to have expired on August 6, 2003 will now expire on November 6, 2003, and 285,715 warrants which were to have expired on September 19, 2003, will now expire on December 19, 2003, subject to regulatory approval. The exercise price of all warrants will remain $0.50 per share.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 5th day of August, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Donald L. Dabbs"

Donald L. Dabbs,

Vice-President and Chief Financial Officer